FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Jorge Morán, Chief Operating Officer for Abbey National plc (“Abbey”)

Abbey’s Board of Directors, meeting today in London, has appointed Jorge Morán as Executive Director and Chief Operating Officer of the bank, following a proposal made by its CEO Francisco Gómez Roldán.

Morán will play a key role in developing Abbey’s 3-Year Plan, which was presented last October 25th in London. The Plan sets ambitious growth and efficiency targets which require reinforcing Abbey’s commercial and management capabilities. He will be responsible for planning, control and coordination of the Bank’s operating and business areas, reporting directly to CEO Francisco Gómez Roldán.

Jorge Morán has long experience in banking. In the past he was head of Morgan Stanley for Spain and Portugal, after holding management positions in the Spanish subsidiaries of Natwest and Citibank. He is currently General Manager of Santander and member of the Group’s top management committee. He is head of Santander’s global Asset Management and Insurance Division.

The above is subject to FSA approval.

Media enquiries:

Matt Young, Abbey Media Relations. Tel: 020 7756 4232

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 20 th December 2005	By: /s/ Shaun Coles
(Authorized Signatory)